SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

Salomon Brothers Fund, Inc.
(SBF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

795477108
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2005
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 8 pages)




ITEM 1	Security and Issuer
		Common Stock
		Salomon Brothers Fund, Inc.
		Salomon Brothers Asset Management, Inc.
		399 Park Avenue
		New York, NY   10022
ITEM 2	Identity and Background
		a) Karpus Management, Inc., d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director, and controlling stockholder
		JoAnn Van Degriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension, and profit sharing plans, corporations,
		endowments, trust, and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past 5 years
		of any criminal proceeding (excluding traffic violations).
		e) During the last 5 years none of the Principals or KIM has been a
		party to a civil proceeding as a result of which any of them is subject
		to a judgment, decree, or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state securities
		laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated 976,998
		shares of SBF on behalf of accounts that are managed by KIM (?the
		Accounts?) under limited powers of attorney, which represents .98%
		of the outstanding shares.   All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		a)  KIM has purchased Shares for investment purposes.  Being primarily a
		conservative, fixed income manager, with a specialty focus in the
		closed end fund sector, the profile of SBF fit the investment guidelines for various Accounts.  Shares have been acquired since November 13,
2001.
b)  Although originally purchased for investment purposes only, a letter was sent to the Board on August 26, 2005.  This letter outlines our frustration with the fund?s persistently wide discount to net asset value and our support of other shareholders that seek the Board to address this discount (Exhibit One).
c)  On September 14, 2005,  KIM formed a group with Elliott and Elliott
International for the limited purposed of obtaining a shareholder list from the fund (See Item 6).
ITEM 5	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 976,998 shares, which represent .98% of the outstanding shares.  George Karpus presently owns
16,945 shares purchased January 12, 2004 at $12.24 (1115 shares), April
26 at $12.19 (20 shares), May 3 at $11.88 (20 shares), July 29 and 30 at
$11.79 (605 shares), August 11 at $11.46 (455 shares), August 12 at
$11.47 (370 shares), August 18 at $11.57 (305 shares), August 23 at
$11.76 (125 shares), August 30 at $11.83 (3000 shares), September 3 at
$11.94 (520 shares), November 4 at $12.33 (200 shares), November 5 at
$12.42 (45 shares), August 9, 2005 at $14.02 (5000 shares), August 10 and 12 at $14.00 (1500 shares) and August 11 at 14.07 (9000 shares).  He sold on August 29, 2005 at $13.95 (1735 shares), September 2 at $13.98
(3200 shares), and September 6 at $14.07 (400 shares).  Jo Ann Van
Degriff presently owns 1095 shares purchased on January 9, 2004 at
$12.25 (535 shares) and July 8 at $12.01 (1160 shares).  She sold 600 shares on September 2, 2005 at $13.98 per share.  Dana Consler presently owns 1320 shares purchased on December 5 and 6, 2001 at $12.68 (180 shares), January 10, 2002 at $12.62 (50 shares), February 19, 26, and 27 at
$12.07 (150 shares), March 1 at $12.29 (50 shares), August 19, 20, 26, and
27 at $9.92, September 20 at $8.85 (200 shares), February 11, 2003 at
$8.62 (200 shares), August 5 at $10.60 (305 shares), August 15 at $10.75
(75 shares), August 20 at $10.82 (50 shares), April 26, 2004 at $12.19 (20 shares), May 3 at $11.88 (20 shares), July 7 at $12.04 (535 shares) and
September 28 at $11.92 (85 shares).  He sold 800 shares on September 2,
2005 at $13.98.  Kathy Crane currently holds 100 shares purchased on
July 14, 2005 at $13.47.  Karpus Investment Management Profit Sharing
Plan presently owns 8015 shares purchased on November 19, 20, 21, 26,
27, and 29, 2001 at $12.53 (820 shares), December 3 and 27 at $12.35
(300 shares), January 9, 10, 14, 15, 16, 18, 22, 23, 24, 25, 28, and 29, 2002
at $12.50 (1250 shares), February 5, 11, 14, 15, 25, 26, and 28 at $12.11
(375 shares), March 4 at $12.34 (25 shares), June 24 at $10.59 (850 shares), July 11, 15, 17, 18, and 22 at $9.52 (900 shares), August 8, 13, 26, and 27 at $9.64 (300 shares), September 25 at $8.59 (150 shares), March
17 and 19, 2003 at $8.79 (400 shares), July 2 and 3 at $10.73 (1500 shares), October 21 and 22 at $11.29 (3195 shares), April 22, 23, and 26,
2004 at $12.21 (610 shares), May 3 at $11.88 (10 shares), June 21 at
$12.09 (410 shares), July 15 and 26 at $11.77 (1000 shares) and October
28 and 29 at $12.04 (620 shares).  It sold on September 2, 2005 at $13.98
(4600 shares) and September 6 at $14.07 (100 shares).  Karpus Investment
Management Defined Benefit Plan currently owns 195 shares purchased
September 2 and 3, 2004 at $11.94 (205 shares) and October 18, 19, and
28 at $11.92 (90 shares).  It sold 100 shares on September 2 at $13.98.
None of the other Principals of KIM currently owns shares of SBF.
		b) KIM has the sole power to dispose of and to vote all such Shares
		under limited powers of attorney.
c) Below are the open market purchases in the last 60 days for the
Accounts.  There have been no dispositions and no acquisition, other than by such open market purchases, during such period.




DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
7/15/2005
-7000
13.53

8/15/2005
-9000
14.03
7/18/2005
800
13.49

8/16/2005
-20,500
13.91
7/20/2005
100
13.53

8/29/2005
-5500
13.95
7/20/2005
-665
13.63

9/2/2005
-487,750
13.98
7/26/2005
-215
13.7

9/6/2005
-4500
14.07
7/27/2005
-725
13.77




7/29/2005
25,700
13.91




8/1/2005
1670
13.92




8/2/2005
11,500
13.94




8/2/2005
-1700
13.93




8/3/2005
260
14.02




8/4/2005
5000
14




8/5/2005
1150
13.96




8/9/2005
5000
14.02




8/10/2005
7560
14.04




8/11/2005
14,000
14.04




8/12/2005
1000
14




      The Accounts have the right to receive all dividends from, and any
	proceeds from the sale of the Shares.  None of the Accounts has an interest
	in Shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer
a)  Except as described above (See Item 4?), there are no contracts, arrangement, understandings or relationships of any kind among the
Principals and KIM and between any of them and any other person with respect to any of the SBF securities.
b)  On September 14, 2005, KIM, Elliott, a limited partnership organized in Delaware, and Elliott International, a limited partnership organized in the Cayman Islands, British West Indies, agreed to collectively make a request for the list of stockholders of the Issuer under Maryland law (the
?Elliot Agreement?).  Although KIM, Elliott, and Elliott International may
be deemed a ?group? under section 13 (d) (3) of the Securities Exchange
Act of 1934, as amended, and Rule 13d-5 promulgated thereunder, KIM disclaims membership in any ?group? with Elliott, Elliott International, and KIM and has not made any agreement with Elliott and/or Elliott
International to act together for the purpose of acquiring, holding, voting, or disposing of equity securities of the Issuer.  Under the Elliott
Agreement , the parties agreed to indemnify each against certain liabilities, and Elliott and Elliott International agreed to reimburse KIM for certain expenses.
ITEM 7	Materials to be Filed as Exhibits
		Exhibit One ? Letter to the Board of Directors














































Signiture
		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
						Karpus Management, Inc.


September 16, 2005 			By: _________________________
           Date					            Signature
					Dana R. Consler, Senior Vice President
						            Name /Title
Exhibit One
Letter sent to the Board on August 26th


Salomon Brothers Fund, Inc.					August 26, 2005
Salomon Brothers Asset Management
Attn: R. Jay Gerken, CFA, Chairman
399 Park Avenue
New York, NY   10022

Members of the Board,

I am writing to the Board to express our concurrence with the concerns raised by Elliott International in a recent schedule 13D filed on August 19, 2005. We are beneficial owners of 1,474,748 shares of the Salomon Brothers Fund, Inc. (SBF) as of August 22, 2005 (the record date of the upcoming special meeting of shareholders).

As long term shareholders of SBF, we have grown frustrated with the failure of management to adequately address the fund?s wide and persistent discount to net asset value. From December 21, 2001 to August 1, 2005, the fund traded at a double digit discount to net asset value with an average discount of roughly 14 percent. What actions did the Board take during this time frame to narrow the fund?s discount to net asset value?

I propose that the recent narrowing of the fund?s discount was brought about by the actions of fund shareholders and not fund management. On July 12, 2005, one of the fund?s largest shareholders, represented by Mr. Arthur Lipson, filed a schedule 13D stating his concern over the fund?s wide discount to net asset value. The filing goes on to state that he would like management to ?take appropriate action to cause the discount to net asset value to be eliminated or reduced?.

Since this filing, the fund?s discount has narrowed from approximately 12.5 percent to 8.4 percent (as of August 23). I believe that when investors were presented with a glimmer of hope that someone was going to address the fund?s discount; they regained confidence and bid up the market price.
There was no other event that could explain this significant narrowing of discount to net asset value.

On August 19th the fund?s largest shareholder, Elliot International, filed a schedule 13D which outlined their frustration with the persistently wide discount and their intention to ?oppose approval of the new investment management agreement? and to consider ?all their options, including meeting with management?..and/or soliciting proxies from other shareholders?..to oppose approval?.

The will of fund shareholders should be clear to the Board. Your duty is to enhance the value of our shares and this should be done prior to ?handing the baton? to a new management team.

I implore the Board to at least seek the feedback of the fund?s largest shareholders regarding viable means of closing the fund?s discount prior to the approval of a new investment management contract. I urge other shareholders to express their opinions to the Board of SBF.

Thank you for your time and consideration.


								Sincerely,



								Cody Bartlett Jr., CFA